July 25, 2016

AdvanSix Inc.
Form 10

File No. 001-37774

Dear Mr. Ingram:

We refer to the letter dated June 8, 2016 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to AdvanSix Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form 10, File No. 001-37774, filed on May 12, 2016 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Form 10

Exhibit 99.1

General

1.	Please provide pro forma financial information pursuant to Article 11 of Regulation S-X to reflect the Spin-Off and transactions related to the Spin-Off. We note that in connection with the Spin-Off you will be entering into new debt agreements as well as various agreements with Honeywell International Inc.

Response: The Company acknowledges the Staff’s comment. The Company will provide pro forma financial information, including the pro forma financial information related to the indebtedness that the Company expects to incur, pursuant to Article 11 of Regulation S-X in a subsequent amendment to the Registration Statement. The Company has included a framework for the requested disclosure in the Amendment.

Exhibit Index, page 5

2.	We note that in 2015, 2014 and 2013, your sales to Shaw Industries Group, were 17%, 19% and 18%, respectively, of your total sales. Please tell us what consideration you have given to filing your agreement with Shaw as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. Redacted copies of the Amended and Restated Caprolactam and Polymer Supply Agreement between the Company and Shaw Industries Group, Inc., and the amendments thereto, have been filed with the Amendment, and, in connection with such filing, an application for confidential treatment has been submitted to the Staff pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1 Information Statement

General

3.	We note that certain terms of the spin-off transaction are not known at this time and that the information statement contains many blank spaces. Please complete the blank portions of the information statement with your next amendment, or as soon as practicable. We may have further comment.

Response: The Company acknowledges the Staff’s comment and has updated the Information Statement with certain disclosures, including, among other things, updates based on the Company’s plan to be listed on the New York Stock Exchange. The remaining blank spaces in the Information Statement will be completed as promptly as practicable in subsequent amendments to the Registration Statement. The Company also acknowledges that new disclosures will be subject to the Staff’s further review.

Summary, page 1

4.	Please expand your disclosure to include a brief summary describing the company and background of the spin-off.

Response: The Company has revised its disclosure on pages 1 and 2 of the Information Statement to address the Staff’s comment.

Questions and Answers about the Spin-Off, page 1

General

5.	Please add a question & answer section regarding the conditions to the spin-off.

Response: The Company has revised its disclosure on page 4 of the Information Statement to address the Staff’s comment.

6.	Please add a question & answer section regarding the executive officers and directors of AdvanSix following the spin-off.

Response: The Company has revised its disclosure on pages 2 and 3 of the Information Statement to address the Staff’s comment.

Will AdvanSix incur any debt prior to or at the time of Distribution?, page 3

7.	We note that the company intends to incur indebtedness in the form of term loans and a new revolving credit facility prior to or at the time of the spin-off. Please file such agreements as exhibits to the registration statement on Form 10.

Response: The Company acknowledges the Staff’s comment. The Company will file the agreements related to the indebtedness it will incur in a subsequent amendment to the Registration Statement if the agreements are executed prior to the effectiveness of the Registration Statement, or on a Form 8-K if the agreements are executed after the effectiveness of the Registration Statement.

Capitalization, page 27

8.	Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Response: The Company acknowledges the Staff’s comment. The Company will provide additional disclosure regarding the capitalization table pro forma amounts, including a discussion of significant assumptions and estimates, in a subsequent amendment to the Registration Statement.

The Spin-off, page 18

General

9.	Please disclose any known potential circumstances under which the distribution would be abandoned.

Response: Other than the failure of the conditions to the spin-off set forth in the Registration Statement, the Company is not currently aware of any circumstances under which the distribution would be abandoned.

Reasons for the Spin-Off, page 18

10.	Please expand your disclosure, if practicable, to quantify the anticipated effect of the loss of synergies from operating as one company.

Response: The Company has revised its disclosure on page 20 of the Information Statement to address the Staff’s comment. The Company respectfully submits that quantifying the anticipated effect of the loss of synergies from operating as one company is not practicable.

Conditions to the Spin-Off, page 24

11.	You state that certain of the conditions to the spin-off may be waived by Honeywell. Please revise to indicate which of the conditions may be waived, and what notice will be given if a material condition is waived, amended, or modified, or if the spin-off is abandoned.

Response: The Company has revised its disclosure on page 27 of the Information Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Consolidated, Results of Operations, page 41

12.	Please quantify the impact of each factor when multiple factors contribute to material changes. For example, please quantify the extent to which material changes in sales are due to increases or decreases in prices separately from the extent to which material changes are due to changes in volume. Please also discuss the underlying business reasons for material changes, including if certain products impacted your results significantly when comparing multiple periods. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: The Company has revised its disclosure on pages 50 and 51 of the Information Statement to address the Staff’s comment.

Critical Accounting Policies, page 45

13.	We remind you that your critical accounting policies disclosures should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. In this regard, please expand your disclosures related to your critical accounting policies to include the following:
•	Types of assumptions underlying the most significant and subjective estimates;
•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
•	A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and
•	A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.

Refer to SEC Releases 33-8098 and 33-8350.

Response: The Company has revised its disclosure on pages 55 and 56 of the Information Statement to address the Staff’s comment.

Financial Statements

General

14.	Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has included updated financial statements and corresponding financial information in the Amendment to comply with Rule 3-12 of Regulation S-X.

Notes to the Financial Statements

General

15.	We note your disclosures on page F-11 regarding share-based compensation expenses recorded. Please expand your disclosures to address the following:
•	Please discuss the nature of these share-based compensation expenses, including if they were incurred pursuant to Honeywell’s incentive compensation plans;
•	Please provide the disclosures called for by ASC 718-10-50; and

•	Please discuss the impact of the Spin-Off on incentive compensation plans your employees previously participated in similar to your disclosures related to defined benefit pension plans on page 40.

Response:

•	The Company has revised its disclosure on page F-12 of the Information Statement to address the Staff’s comment.

•	We believe that the share-based compensation expense related to stock options and restricted stock units awarded to our key employees of $562,000, $469,000 and $406,000 for 2015, 2014 and 2013, respectively, is immaterial. Accordingly, we believe that the disclosures called for by ASC 718-10-50 are not meaningful.

•	The Company has revised its disclosure on pages 62 and 63 of the Information Statement to address the Staff’s comment.

Note 1. Organization, Operations and Basis of Presentation, page F-8

16.	We note that you have a single reportable segment. Please provide the disclosures required by ASC 280-10-50-21(a) in regard to how you determined your reportable segments, including if operating segments have been aggregated.

Response: The Company has revised its disclosure on page F-8 to address the Staff’s comment. The Company supplementally advises the Staff that in addition to evaluating the chief operating decision maker (“CODM”) and the package and operating results regularly reviewed by the CODM as described on Page F-8 of the Information Statement, the Company also considered budgeting methodologies, organizational structures and incentive compensation of the CODM and other direct reports. The Company concluded that AdvanSix operates in a single operating segment and single reportable segment.

Note 2. Summary of Significant Accounting Policies

Property, Plant, Equipment, page F-9

17.	The range of useful lives for machinery and equipment of seven to forty years is very broad. Please breakout this category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Response: The Company has revised its disclosure on page F-10 of the Information Statement to address the Staff’s comment.

Sales Recognition, page F-9

18.	Your disclosures indicate that you primarily mitigate your exposure to commodity price risk through the use of formulaic price agreements with suppliers and customers. Please expand your disclosures to discuss the significant terms of your customer agreements, including the typical length of time for which you enter into these agreements, if they include take-or-pay terms, and the pricing terms which enable you to mitigate your exposure to commodity price risk.

Response: The Company has revised its disclosure on pages F-9 and F-10 of the Information Statement to address the Staff’s comment.

Pension Benefits, page F-10

19.	Your combined statements of operations include expense allocations for a defined benefit pension sponsored by Honeywell. Please help us better understand why there is no corresponding payable to Honeywell recorded related to these expense amounts and how any payable will be settled in the Spin-Off.

Response: The Company acknowledges the Staff’s comment and advises the Staff that there is no formal or legal obligation for the Company to settle with Honeywell for its allocated share of the cost of participating in a Honeywell-sponsored defined benefit pension plan.

Income Taxes, page F-10

20.	You indicate that income taxes are presented on a separate tax return basis. You also indicate that you realized the benefits of a tax attribute if utilized on a consolidated basis or in a combined return with Honeywell in these historical financial statements by recording the utilization as a current benefit. It is not clear how this methodology reflects this business as a separate taxpayer and stand-alone enterprise for purposes of coming up with the tax provision. Please help us better understand the methodology used in arriving at the income tax amounts presented and how this methodology results in the presentation of the tax provision on a separate tax return basis. Refer to Question 3 of SAB Topic 1:B.1 and ASC 740-10-30-27.

Response: The AdvanSix business owned by Honeywell operates from various legal entities that include other Honeywell businesses that are not part of the Spin-Off transaction or whose separate existence from Honeywell is disregarded for income tax purposes. However, the AdvanSix tax provision was computed as if AdvanSix filed tax returns on a separate tax return basis independent of other Honeywell businesses. For example, deferred taxes were determined based on AdvanSix’s portion of cumulative book/tax differences using the asset/liability method. Similarly, tax credits, permanent differences and limitations were computed as if AdvanSix were separate from other Honeywell businesses.

However, the legal entities under which AdvanSix operates (or the corporate parent of entities that are disregarded for tax purposes and conduct the AdvanSix business) will be retained by Honeywell subsequent to the Spin-Off transaction. Therefore, all tax payables and attributes (such as tax credit and tax loss carryforwards) associated with these legal entities will also be retained by Honeywell whether or not such attribute was generated in whole or in part by AdvanSix. As a result, the payables and attributes that relate to the AdvanSix operations are recorded and settled through intercompany accounts with Honeywell since they are attributable to the legal entity that will be retained by Honeywell. Accordingly, a tax attribute (such as a tax loss) that is generated by AdvanSix but utilized by Honeywell will reduce the intercompany payable to Honeywell and be recorded as a component of current tax expense.

We believe applying the separate tax return method modified to apply the benefits-for-loss approach is more appropriate than carrying the tax attribute forward since the attribute no longer exists; nor will the attribute be included in the assets and liabilities subject to the Spin-Off transaction. We believe that providing a carry forward of an amount that is not available to AdvanSix in the future would be misleading to a reader of the tax disclosure. Furthermore, the amount of the attributes that were generated by AdvanSix but utilized by Honeywell are less than one percent of the total AdvanSix assets and therefore are not material to the overall financial statements.

Note 3. Related Party Transactions with Honeywell, page F-12

21.	In your table showing the components of the net transfers to and from Honeywell, you present a line item called cash pooling, sales and purchases to Honeywell and general financing activities. Please reconcile the amounts in this line item to the amounts presented elsewhere regarding these intercompany transactions including in the third paragraph of this note to the financial statements.

Response: The Company has revised its disclosure on page F-13 of the Information Statement to address the Staff’s comment.

22.	We note that the historical financial statements do not reflect any long-term debt. Please confirm that there are no commitments to guarantee or pledge your assets or stock as collateral for the debt of Honeywell or that there are no commitments to use your cash flows to service Honeywell’s debt subsequent to the separation.

Response: The Company acknowledges the Staff’s comment and confirms that there are no commitments to guarantee or pledge AdvanSix’s assets or stock as collateral for the debt of Honeywell and that there are no commitments to use AdvanSix’s cash flows to service Honeywell’s debt subsequent to the separation.

23.	Please disclose management’s estimates of what expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Refer to Question 2 of SAB Topic 1:B.

Response: The Company acknowledges the Staff’s comment and will provide additional disclosure regarding the estimated stand-alone expenses in a subsequent amendment to the Registration Statement once the amount of such expenses is finalized.

24.	Please specifically disclose the allocation method used for each material type of cost allocated. Your disclosures indicate that costs were allocated based on revenues, headcount, or other relevant measures; however, it is not clear what specific allocation method was used for each significant cost. Refer to SAB Topic 1:B.1.

Response: The Company has revised its disclosure on page F-13 of the Information Statement to address the Staff’s comment.

*           *           *           *

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter.

Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely, /s/ Eric L. Schiele

Eric L. Schiele

Mr. Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Copies to:

Ms. Asia Timmons-Pierce

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Encls.

VIA FEDERAL EXPRESS AND EDGAR

Copy to:

Ms. Erin N. Kane

Chief Executive Officer

AdvanSix Inc.

115 Tabor Road

Morris Plains, NJ 07950

VIA EMAIL

Annex A

On behalf of AdvanSix Inc. (the “Company”) and in connection with the filing of Amendment No. 1 to the Registration Statement, File No. 001-37774 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

AdvanSix Inc.
by
/s/ Erin N. Kane
Name: Erin N. Kane
Title: Chief Executive Officer

Date: July 25, 2016